Algonquin Power & Utilities Corp. Announces 2019 Third Quarter and Year to Date Financial Results
OAKVILLE, Ontario - November 7, 2019 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced financial results for the third quarter ended September 30, 2019. All amounts are shown in United States dollars (“U.S. $” or “$”) unless otherwise noted.
Q3 2019 Financial Highlights

•	Revenues of $365.6 million, consistent with the previous year

•	Adjusted EBITDA[1] of $186.9 million, a year-over-year increase of 13%

•	Adjusted net earnings[1] of $69.2 million, a year-over-year increase of 39%

•	Adjusted net earnings per share[1] of $0.14, a year-over-year increase of 40%

•	Adjusted Funds from Operations[1] of $120.1 million, a year-over-year decrease of 6%

Key Financial Information

All amounts in U.S. $ millions except per share information	Quarter ended Sept 30			Nine months ended Sept 30
	2019	2018	Change	2019	2018	Change
Revenue	365.6	366.2	0%	1,186.4	1,226.6	(3)%
Net earnings attributable to shareholders	115.8	57.9	100%	358.8	141.0	154%
Per share	0.23	0.12	92%	0.71	0.30	137%
Cash provided by operating activities	188.1	131.5	43%	443.8	361.7	23%
Adjusted Net Earnings[1]	69.2	49.7	39%	217.7	241.6	(10)%
Per share	0.14	0.10	40%	0.43	0.52	(17)%
Adjusted EBITDA[1]	186.9	165.5	13%	608.3	605.3	0%
Adjusted Funds from Operations[1]	120.1	127.9	(6)%	422.1	421.6	0%
Dividends per share	0.1410	0.1282	10%	0.4102	0.3729	10%

1.	Please refer to Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures at the end of this document for further details.
APUC Corporate Highlights

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Common Equity Financing - In October 2019, APUC completed its first U.S. marketed equity offering, selling approximately 26.3 million of its common shares at a price of $13.50 for total gross proceeds of approximately $354.4 million, which will be used to partially finance certain of the Company’s previously announced acquisitions and to partially finance the Company's renewable development growth projects, and for general corporate purposes.

•
2019 Sustainability Report - Today, APUC released its 2019 Sustainability Report which highlights the Company’s commitment to sustainability and its role in the transition to a low-carbon economy. The report can be accessed by visiting APUC’s website at www.AlgonquinPowerandUtilities.com.

Liberty Utilities Group Highlights

•
Acquisition of New Brunswick Gas - On October 1, 2019, the Liberty Utilities Group completed the acquisition of Enbridge Gas New Brunswick Limited Partnership (“New Brunswick Gas”) for approximately C$339 million. New Brunswick Gas is a regulated utility that provides natural gas to approximately 12,000 customers in 12 communities across New Brunswick, and operates approximately 1,200 km of natural gas distribution pipeline.

•
Acquisition of St. Lawrence Gas - On November 1, 2019, the Liberty Utilities Group completed the acquisition of St. Lawrence Gas Company Inc. (“St. Lawrence Gas”) for approximately $61.8 million. St. Lawrence Gas is a regulated utility that provides natural gas to approximately 17,000 customers in the state of New York and operates approximately 1,100 km of natural gas distribution pipeline.

Liberty Power Group Highlights

•
Maverick Creek Wind Project Joint Venture - On August 8, 2019, the Liberty Power Group agreed to jointly develop an approximately 490 MW Maverick Creek Wind Project located in Concho County, Texas with Renewable Energy Systems Americas Inc. Construction of the project is expected to begin in November 2019, and the project is expected to achieve COD in the fourth quarter of 2020.

“We are pleased to report solid third quarter results and continued growth across both sides of the business. With the recent closing of the New Brunswick Gas and St. Lawrence Gas acquisitions, we have added nearly 30,000 new customers to our distribution footprint, bringing our customer count to over 800,000,” said Ian Robertson, Chief Executive Officer of APUC. “As a company focused on long-term sustainability, we are proud of the significant contributions we are making in the transition to a low-carbon economy, which are now documented in our 2019 Sustainability Report.”
APUC’s financial statements and MD&A are available on its web site at www.AlgonquinPowerandUtilities.com and under its issuer profile on SEDAR at www.sedar.com.
APUC will hold an earnings conference call at 10:00 a.m. Eastern Time on Friday, November 8, 2019, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.
Conference call details are as follows:

Date:	November 8, 2019
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US:	1-800-319-4610
	Toronto local:	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20191108.html
Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until Nov 22)	Toll Free Canada/US:	1-855-669-9658
	Vancouver local:	1-604-674-8052
	Access code:	3675

About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 801,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2.5 GW of net installed capacity and more than 500 MW of incremental renewable energy capacity under construction.  APUC delivers continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC’s common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to: expectations with respect to the timing and amounts of APUC's growth plans, earnings, cash flow and dividend amounts; expectations regarding the use of proceeds from APUC’s October 2019 equity offering; and expectations and plans with respect to current and planned capital projects, including the Maverick Creek Wind Project. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim Management Discussion and Analysis and Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

(1) Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms "Adjusted Net Earnings", “Adjusted EBITDA”, and "Adjusted Funds from Operations" are used in this press release. The terms "Adjusted Net Earnings", “Adjusted EBITDA”, and "Adjusted Funds from Operations" are not recognized measures under GAAP. There is no standardized measure of "Adjusted Net Earnings", “Adjusted EBITDA”, and "Adjusted Funds from Operations" and consequently APUC's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation, analysis and reconciliation to the nearest U.S. GAAP measure of "Adjusted Net Earnings", “Adjusted EBITDA”, and "Adjusted Funds from Operations" can be found in APUC’s Management's Discussion & Analysis for the quarter ended September 30, 2019.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Net earnings attributable to shareholders	$115.8	$57.9	$358.8	$141.0
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV [1]	7.6	0.3	22.8	1.4
Income tax expense	22.0	10.7	57.6	50.6
Interest expense on long-term debt and others	45.7	37.9	134.1	111.8
Other losses	2.9	2.0	8.9	0.4
Acquisition-related costs	2.8	1.0	5.2	9.6
Pension and post-employment non-service costs	5.0	1.3	10.0	1.6
Change in value of investments carried at fair value	(64.4)	(10.1)	(180.0)	91.9
Loss (gain) on derivative financial instruments	(15.4)	0.7	(15.6)	0.9
Realized loss on energy derivative contracts	—	—	(0.2)	—
Loss (gain) on foreign exchange	(0.9)	0.3	0.1	(0.8)
Depreciation and amortization	$65.8	$63.5	$206.6	$196.9
Adjusted EBITDA	$186.9	$165.5	$608.3	$605.3
1 HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and nine months ended September 30, 2019 amounted to $12.0 million and $49.0 million as compared to $5.5 million and $96.8 million during the same period in 2018. In the first quarter of 2018, a one-time acceleration of HLBV income in the amount of $55.9 million was recorded as a result of U.S. Tax Reform. Excluding the one-time acceleration of HLBV due to U.S. Tax Reform, Adjusted EBITDA increased by $58.9 million year over year.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended September 30		Nine months ended September 30
(all dollar amounts in $ millions except per share information)	2019	2018	2019	2018
Net earnings attributable to shareholders	$115.8	$57.9	$358.8	$141.0
Add (deduct):
Loss on derivative financial instruments [1]	0.5	0.7	0.2	0.9
Realized loss on derivative financial instruments	—	—	(0.2)	—
Loss (gain) on long-lived assets	3.1	0.3	9.0	(1.1)
Loss (gain) on foreign exchange	(0.9)	0.3	0.1	(0.8)
Acquisition-related costs	2.8	1.0	5.2	9.6
Change in value of investments carried at fair value	(64.4)	(10.1)	(180.0)	91.9
Adjustment for taxes related to above	12.3	(0.4)	24.6	0.1
Adjusted Net Earnings	$69.2	$49.7	$217.7	$241.6
Adjusted Net Earnings per share	$0.14	$0.10	$0.43	$0.52

1Excludes the gain related to the discontinuation of hedge accounting on an energy hedge put in place early in the development of the Sugar Creek Wind Project.

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S. GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Cash flows from operating activities	$188.1	$131.5	$443.8	$361.7
Add (deduct):
Changes in non-cash operating items	(70.8)	(4.6)	(30.5)	35.4
Production based cash contributions from non-controlling interests	—	—	3.6	13.9
Acquisition-related costs	2.8	1.0	5.2	9.6
Reimbursement of operating expenses incurred on joint venture	—	—	—	1.0
Adjusted Funds from Operations	$120.1	$127.9	$422.1	$421.6